

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

Mr. Randy A. Foutch
Chief Executive Officer
Laredo Petroleum Holdings, Inc.
15 W. Sixth Street, Suite 1800
Tulsa, OK 74119

> **Re: Laredo Petroleum Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 24, 2011**
> **File No. 333-176439**

Dear Mr. Foutch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2.   Please file all omitted exhibits, including any required material contracts, as soon as possible. Once you file all the omitted items, we may have additional comments. Ensure that you allow sufficient time for our review in each case.

3.   In the amended registration statement, fill in all blanks other than the information that
        Rule 430A permits you to omit. Also provide updated disclosure. If the information you
        provide may change prior to effectiveness of the Form S-1, include brackets to indicate
        this.

4.   Prior to printing and distribution of the preliminary prospectus, please provide us with
        copies of all artwork and any graphics you propose to include in the prospectus. Also
        provide accompanying captions, if any. We may have comments after reviewing these
        materials.

5.   Prior to the effectiveness of your registration statement, please be sure that we receive a
        copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and
        has no additional concerns with respect to the proposed underwriting arrangements.

Table of contents, page i

6.   Eliminate any suggestion that your disclosure is "only" accurate as of the prospectus date.

Prospectus summary

Laredo Petroleum Holdings, Inc.

Overview, page 1

7.   We note your statement in this section that "we believe our economic vertical program …
        has been largely de-risked." At page 3, you state that "[w]e plan … to further de-risk our
        rapidly emerging horizontal plays" and at page 4, you state that "we seek to economically
        de-risk our opportunities to the extent possible before committing to a drilling program."
        At page 5, you list a number of factors which you suggest "significantly decrease[] the
        risk profile of our identified drilling locations." If you continue to use terms such as "de-
        risk," revise to provide the reader with sufficient context for the disclosure. For example,
        explain in necessary detail the material risks eliminated, and identify those material risks,
        if any, which remain.

Reserve information, page 3

8.   Revise your presentation of MBOE, here and elsewhere in your filing, to clarify that the
        equivalency is based on energy content and not on price.

9.   Revise your presentation of identified potential drilling locations to explain the processes
        and criteria through which these locations were identified. Additionally, indicate the time
        period over which they will be drilled.

The offering – Use of proceeds, page 9

10.   We note your disclosure here as well as in the "Use of proceeds" section at page 44. In addition to filling in the blanks with regard to repayment of debt, please separately break out the amounts that you intend to use for "future exploration, development and other expenditures" and for "general corporate purposes." We may have additional comments once you provide this additional detail.

Summary historical combined reserve data, page 13

11.   We note you include a measure in the table on page 13 identified as 'Future net cash flows before income tax. Please tell us if you consider this to be a non-GAAP measure. If so, please include the disclosures required by Item 10(e) of Regulation S-K. If not, please explain.

Risk factors, page 14

12.   This section spans 28 pages and includes text which mitigates the risk you present, extraneous detail, and generic risk factors. Please revise to provide a more concise Risk Factors section without those items. Examples of mitigating text include "we believe these provisions protect our stockholders … and thereby provide an opportunity to receive a higher bid," and "we perform a review of the subject properties that we believe to be generally consistent with industry practices," as well as a number of clauses which begin "although" or "while." Also, please eliminate or revise the discussion under "Reserve estimates depend on many assumptions" at page 19, insofar as it appears to be more like a disclaimer than a direct statement of risk.

Our estimates of proved reserves as of December 31, 2009, December 31, 2010 and June 30, 2011 have been prepared under current SEC rules, page 19

13.   Your disclosure states that the prices used in determining reserves as of June 30, 2011 "are the unweighted average of the first day of the month price for the six calendar months ending June 30, 2011…" However, disclosure elsewhere in the document, including on page 13, explains that reserve volumes were determined using prices based on the unweighted arithmetic average first-day-of-the-month price for the preceding 12-month period. Please review your disclosure and revise as necessary to resolve this apparent inconsistency.

14.   In the last paragraph of this section you state that "… estimates could differ materially from any estimates we might prepare applying future interpretive guidance from the SEC or responding to comments from the SEC." Please describe for us any situations in your reserve calculations where your views differ from those expressed in the guidance issued by the Staff or where you are unclear as to the appropriate application of relevant rules

our guidance. If there are no such situations, explain why you believe the referenced disclosure is helpful to investors.

Forward-looking statements, page 42

15.   You are required to provide accurate, current, and complete disclosure in your prospectus, and the reader is entitled to rely on the disclosure you provide. Therefore, please revise to eliminate your statement that "we caution you not to rely on these forward-looking statements in deciding whether to invest in our common stock."

Selected historical combined financial data, page 47

16.   The table on page 49 presenting cash flow data identifies the entire table as unaudited. Please clarify why all periods presented are labeled as unaudited, and revise the heading if necessary.

Business

Our operations, page 93

17.   Please tell us if you had commitments to deliver fixed and determinable quantities of oil or gas at December 31, 2010 and tell us how you have addressed the disclosure requirements of Item 1207 of Regulation S-K.

Estimated proved reserves, page 93

18.   Footnote four to the table on page 94 explains that all of the proved undeveloped reserves in the December 31, 2010 Ryder Scott reserve report are uneconomical at year-end 2008 SEC prices and therefore, there are no proved undeveloped reserves at December 31, 2008. However, the table reports proved undeveloped reserves of 24,815 MBOE as of December 31, 2008. Please revise the disclosure to clarify how the amounts presented in the table are consistent with the text of the footnote.

Proved undeveloped reserves, page 95

19.   Please expand your disclosure to discuss material changes in the volume of proved undeveloped reserves from December 31, 2009 to December 31, 2010, and to June 30, 2011, including proved undeveloped reserves converted into proved developed reserves. See Item 1203 of Regulation S-K for additional guidance.

20.   Disclosure under this section indicates you spent approximately $79.3 to develop undeveloped locations in the first half of 2011, and that estimated future development and abandonment costs related to development of your proved undeveloped reserves as of June 30, 2011 is $1.53 billion. Separately, your disclosure of SMOG as of December 31,

2010 on page F-96 indicates future development costs of $1.72 billion. Supplementally, explain to us the remaining items that account for the decrease in estimated development costs between December 31, 2010 and June 30, 2011.

21.   The development expenditures for 2011 and 2012, as disclosed under this section, appear to be substantially less than the average annual levels implied by your total estimated development costs as of December 31, 2010 and the five year limitation on proved undeveloped reserves. With a view towards additional disclosure, tell us your estimated development expenditures for 2013 through 2015 and explain the reasons for any planned significant increases or decreases in estimated annual expenditures.

Management

Executive officers and directors, page 111

22.   Ensure that each biographical sketch provides a complete description of the principal positions held during the most recent five years, eliminating any gaps or ambiguities with regard to time. For example, the sketches for Ms. Wood and Messrs. Boncaldo and King contain apparent gaps or ambiguities.

Code of business conduct and ethics, page 118

23.   With regard to the code of business conduct and ethics, the corporate governance guidelines discussed on page 118 and the written related party transactions policy discussed on page 143, please revise to explain how, when, and where these items will be disclosed to investors.

Executive compensation, page 119

24.   In the following charts and tables, certain equity compensation awards appear to have been assigned a value of $0:

● Summary compensation table, page 131;

● Grants of plan-based awards table, page 132;

● Outstanding equity awards table, page 134;

● Stock vested for the year, page 136;

● Potential payments upon termination or change in control table, page 138; and

● Director compensation table, page 139.

Please explain to us the basis in each case for setting the value at $0.

Equity ownership guidelines and hedging prohibition, page 130

25. Please enhance your disclosure to indicate whether your various forms of equity compensation are counted toward the minimum required stock ownership. If so, identify which forms are counted and explain how they are counted for this purpose.

Potential payments upon termination or change in control table, page 138

26. We note that you have included in your table only a column entitled "Occurrence of a change in control." Please expand your tabular and textual disclosure to include other scenarios, or explain why you omit this information.

Underwriting (conflicts of interest), page 159

27. You refer to the lock-up agreements here and at page 151. Please disclose whether there are any intentions or any agreements, tacit or explicit, regarding the possible early release of locked-up shares.

28. Discuss the certain exceptions to the lock-up agreement your officers, directors, and others have agreed to with your underwriters. Please also file such agreements as exhibits to your registration statement.

Laredo Petroleum Financial Statements

General

29. Explain to us how you have considered providing earnings per share for Laredo Petroleum for the various historical interim and annual periods included in your filing.

Unaudited pro forma condensed combined financial statements, page F-2

30. Your disclosure explains that the unaudited pro forma condensed combined balance sheet as of June 30, 2011 is presented as if the offering transactions occurred on January 1, 2010. Rule 11-02 (b)(6) of Regulation S-X explains that pro forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required. Please review and revise as may be necessary.

Notes to the combined financial statements, June 30, 2011 and 2010, page F-13

Note A – Organization, page F-13

31.   We note the discussion of the Broad Oak acquisition appearing in the last paragraph of page F-13. Explain to us how the terms of the share exchange and purchase described under item (ii) were determined. Separately, explain how you considered providing pro forma information reflecting these transactions. See FASB ASC paragraph 855-10-50-3 and SAB Topic 1.B.3.

Note F – Income taxes, page F-28

32.   We note the table of current and deferred taxes appearing on page F-28. The introduction to this table indicates the amounts represent tax benefits. However, they appear to represent tax expense. Review and revise as may be necessary.

Notes to the combined financial statements, December 31, 2010, 2009 and 2008, page F-50

Note G – Income taxes, page F-72

33.   We note you report cumulative losses for the three and five year periods ended December 31, 2010. In view of this, explain to us your basis for concluding it is more likely than not that your deferred tax assets will be realized and that a valuation allowance is not required. As part of your response, describe the positive and negative evidence you considered in evaluating the need for a valuation allowance and explain the relative weight given to this evidence. In this regard, please note that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. See ASC paragraphs 740-10-30-16 through 740-10-30-23.

Note I – Fair value measurements, page F-79

Impairment of oil and natural gas properties, page F-81

34.   Your disclosure explains that significant level three assumptions are used in the impairment analysis of your oil and natural gas properties. However, it appears certain of the identified assumptions, including those for prices and discount rates, are specified in Rule 4-10(c) of Regulation S-X. In view of this, explain to us why you believe your disclosure is consistent with such guidance.

Note K – Commitments and contingencies, page F-82

Litigation, page F-83

35.   We note the disclosure indicating the combined company is "not currently party to any litigation or pending claims that it believes would have a material adverse effect on its business, financial position, results of operations or liquidity." Revise this disclosure to clarify, if true, that you have concluded it is remote that litigation or pending claims will be material. Otherwise, indicate the estimated loss, or range of loss, that is reasonably possible, or state such an estimate cannot be made.

Supplemental Oil and Gas Disclosure, page F-92

Net proved oil and gas reserves, page F-93

36.   We note your disclosure explaining that the economic value of your natural gas liquids is included in the wellhead natural gas price. Please confirm to us that proved reserve volumes disclosed here and elsewhere do not include volumes associated with natural gas liquids.

37.   Please furnish to our petroleum engineer the engineering reports you used as the basis for your June 30, 2011 proved reserve disclosures including:

    a) One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

    b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

    c) Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories; and

    d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and prove undeveloped categories (six entities in all) as well as the AFE for each of the three PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

    If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met. If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in SEC Rule 83.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding engineering comments. Please contact Norman von Holtzendorff at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director